Exhibit 99.1

ASX Market Announcement

GTG to develop Worlds Most Advanced Comprehensive Risk Test

Revolutionising Personalised Healthcare

Melbourne, Australia, 22 March 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, is pleased to announce the development of the Company’s most advanced risk assessment test for serious diseases, building on the success of the Comprehensive Hereditary Breast and Ovarian Cancer (HBOC) test.

●	GeneType’s latest innovation will be a world first; including over 200 high penetrant genes to unlock the hereditary disease risk to its current multi-test associated with the most common cancers, cardiovascular disease, and type 2 diabetes.

●	This ground-breaking innovation enables doctors to identify nearly 100% of people at risk of disease going beyond family history, which is only responsible for 5-15%. Importantly the test includes sporadic non-hereditary disease which is linked to the remaining 85% of people.

●	This population wide test will identify patients at risk of serious disease in nearly 70% of annual mortalities and morbidities and remains a simple non-invasive sample.

●	GeneType is committed to clinically validated innovation advancing its current portfolio offering unparalleled insight into an individual’s risk of serious diseases.

This cutting-edge test represents a significant leap forward in personalized preventative healthcare, providing physicians and their patients with an unprecedented tool to tailor interventions and treatment plans.

Key features of GeneType’s Comprehensive Risk Assessment Test:

●	Includes more than 200 High Penetrant Genes: GeneType’s test goes beyond conventional assessments, incorporating an extensive panel of hereditary genes, ensuring a comprehensive evaluation of the individual’s genetic predisposition to serious diseases whether you have a family history or not.

●	Numerous publications have highlighted the importance of using multigene panels compared with just genetic tests for one or two genes. In one study of 10,000 patients, approximately 50% the pathogenic genes identified in patients with breast or ovarian cancer were in genes other than BRCA1/2[1].

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4985612/

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

●	In the event no genetic mutations are identified, in the case of breast cancer this will be approximately 90% of patients[2], the geneType Comprehensive Risk Assessment Test includes an automatic reflex that captures the majority of patients at risk of these serious diseases.

●	Saliva Test: geneType’s patented non-invasive saliva test remains at the core of GeneType’s approach, ensuring accessibility and ease for patients while maintaining the highest standards of accuracy.

●	Oncology, Cardiovascular, and Metabolic Disease Coverage: GeneType’s Comprehensive Risk Assessment Test covers a diverse range of diseases, providing physicians and patients with a complete understanding of an individual’s risk profile.

The United States healthcare market presents a massive opportunity for GeneType’s ground-breaking test. With an increasing emphasis on personalized medicine and preventative healthcare, the demand for comprehensive genetic risk assessments is expected to grow significantly. According to Grand View Research the genetic testing market in the United States was valued at US$ 7,421.08 million in 20223. This figure reflects increasing awareness and adoption of genetic testing for disease prevention and early intervention.

GTG’s CEO Simon Morriss, commented “As pioneers in risk assessment testing, we are thrilled to introduce our latest GeneType Comprehensive Risk Assessment Test. This test empowers individuals to take control of their health and enables healthcare professionals to deliver truly personalized care, resulting in a significant improvement in patient outcomes.”

GeneType’s commitment to advancing genetic diagnostics aligns with its vision of a future where healthcare is tailored to everyone’s unique genetic makeup. The Comprehensive Risk Assessment Test marks a significant step towards realizing this vision, offering a transformative tool for healthcare providers and their patients.

Authorised for release by the Board of Directors.

-END-

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: Adrian.mulcahy@automicgroup.com.au

2 https://www.cancer.org/cancer/types/breast-cancer/risk-and-prevention/breast-cancer-risk-factors-you-cannot-change.html#:~:text=55%20and%20older.-,Inheriting%20certain%20gene%20changes,the%20BRCA1%20or%20BRCA2%20gene

3https://www.grandviewresearch.com/industry-analysis/genetic-testing-market-report#:~:text=The%20global%20genetic%20testing%20market%20size%20was%20estimated%20at%20USD,USD%208%2C811.04%20million%20in%202022

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000